

Royal Wessanen nv

Corporate Communications

Prof. E.M. Meijerslaan 2 · · P.O. Box 410
NL - 1180 AK Amstelveen · · The Netherlands
t +31 (0)20 547 95 28 · f · f +31 (0)20 547 94 45
corporate.communications@wessanen-hq.com
www.wessanen.com

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Koninklijke Wessanen



Company Office of International Corporate Finance
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From Corporate Communications

Fax number + 1 202 942 9624

Number of pages 3

Should you not have received legible copies of the indicated number of pages, please call +31 (0)20 547 95 28

Date October 6, 2004 Reference

Subject

ID # 82-1306

dlw 10/6



Royal Wessanen nv

Corporate Communications

Prof. E.M. Meijerslaan 2 · P.O. Box 410
NL - 1180 AK Amstelveen · The Netherlands
t +31 20 547 95 28 · f +31 (0)20 547 94 45
corporate.communications@wessanen-hq.com
www.wessanen.com

press release

Amstelveen, the Netherlands, October 6, 2004

Wessanen appoints Doede Vierstra as new CFO

The Executive Board of Royal Wessanen nv, the Dutch multinational Health and Premium Taste foods company, today announces the appointment of Mr. D.G. Vierstra to the position of Chief Financial Officer of Royal Wessanen nv. Vierstra assumes the responsibilities of his new position on January 1st, 2005.

Doede Vierstra (45) has a solid educational background in Finance. He holds a Masters degree in Finance and completed the postgraduate program in Controlling at the Vrije Universiteit in Amsterdam (the Netherlands). He started his career in 1985 at Unilever and held various financial management positions in the Netherlands, Thailand, Denmark and the United Kingdom. In 2000 Vierstra returned to the Netherlands and joined Koninklijke Friesland Foods N.V. as Member of the Board of Management and Chief Financial Officer.

Friesland Foods is a multinational company that develops, produces and sells a wide range of branded dairy products and fruit-based drinks for the consumer market, professional users and food producers. The company has an annual turnover of EUR 4.6 billion (2003) and employs 18,000 staff from 100 branches worldwide.

Ad Veenhof, CEO of Wessanen, comments: "I am very happy with Doede Vierstra getting on board. He has extensive experience in marketing driven food companies, was co-maker of successful turnarounds and guided various business initiatives to a success. In addition, as the CFO of Friesland Foods he has a proven track record in managing all the financial aspects of a multinational operating company."

Doede Vierstra will succeed Koos Kramer, who, after a career of more than 11 years at Wessanen, will leave the company. Ad Veenhof: "On behalf of the Executive Board, I would like to express our gratitude to Koos for the many years of hard work and dedication he has invested into the company. We will miss him for his expertise, personal friendships and leadership he brought to the team. We wish him all the best for the future."



At the next Shareholders' Meeting on April 27, 2005, it will be proposed to appoint Mr. Vierstra as Executive Board member.

Executive Board
Royal Wessanen nv

For questions, please contact Timo de Grefte, Corporate Director Communications, phone +31 (0)20 547 95 29; e-mail t.grefte@wessanen-hq.com.

Company profile Royal Wessanen nv
Royal Wessanen nv is a multinational food corporation based in the Netherlands which operates in European and North American markets. Focusing on high-quality authentic food, our products range from pure natural and healthy foods to Premium Taste food products. We aim to continuously increase our shareholders' value by capitalizing on our differentiating capabilities in category and channel management, strong brands, value-added distribution services and transatlantic alliances.